

I, David B Cooper, certify that:

(1) the financial statements of HighSchoolResponder LLC included in this Form are true and complete in all material respects; and

(2) the tax return information of HighSchoolResponder LLC included in this Form reflects accurately the information reported on the tax return for HighSchoolResponder LLC filed for the fiscal year ended first one about to be filed.

[Signature] D B Cooper

David B Cooper
Founder CTO/CFO
19feb21

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Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.